

16013069

:TATES
IANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 41331

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Independence Capital Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5579 Pearl Road, Suite 100
(No. and Street)

Parma	Ohio	44129
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas G. Scheiman (440) 885-0100
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name)*

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas G. Scheiman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Independence Capital Co., Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Principal Financial Officer

Title



Notary Public

DAVID WILLIAM TOETZ, ATTY.
NOTARY PUBLIC • STATE OF OHIO
My commission has no expiration date
Section 147.03 O.R.C.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

17 BATTERY PLACE, 11th FLOOR
NEW YORK, NY 10004
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Independence Capital Co., Inc.

We have audited the accompanying statement of financial condition of Independence Capital Co., Inc. (the "Company") as of December 31, 2015.This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Independence Capital Co., Inc. as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

Sanville & Company

Abington, Pennsylvania
February 25, 2016

Independence Capital Co., Inc.
Statement of Financial Condition
December 31, 2015

Assets

Cash and cash equivalents	$	136,980
Commissions receivable		165,511
Deposit with clearing broker		55,000
Prepaid expenses		24,028
Marketable securities owned - at fair value		234,381
Note receivable		86,486
Furniture and equipment - at cost, $22,922 less accumulated depreciation of $18,245		4,677
Total assets	$	707,063

Liabilities and Stockholders' Equity

Liabilities		
Commissions payable	$	230,660
Accounts payable and accrued expenses		53,972
Total liabilities		284,632
Stockholders' Equity:		
Common stock, no par value, authorized - 750 shares, issued and outstanding - 500 shares		500
Additional paid-in capital		75,166
Retained earnings		346,765
Total stockholders' equity		422,431
Total liabilities and stockholders' equity	$	707,063

The accompanying notes are an integral part of this financial statement.

1. Organization

Independence Capital Co., Inc. ("the Company") is an Ohio corporation which is a registered broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") specializing in the sale of shares of registered investment companies and other securities. The Company, like other broker dealers, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company:

Cash and Cash Equivalents – The Company includes as cash and cash equivalents amounts invested in money market funds.

At times during the year, the Company's cash accounts exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

Deposit with Clearing Broker - The Company has a $55,000 in interest bearing deposits with its clearing brokers pursuant to its clearing agreements.

Revenue – Securities transactions (and related commission revenue and expense, if applicable) are recorded on a settlement date basis, generally the third business day following the transaction date. This is not materially different from trade date.

Income taxes – No provision has been made for income taxes since the shareholders of the Company have elected to be taxed under the provision of Subchapter S of the Internal Revenue Code and similar state provisions where the income of the Company is taxed directly to the shareholders. The Company is liable for any local income taxes.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). GAAP requires management of the Company to analyze all open tax years, fiscal years prior to 2012, as defined by IRS statute of limitations for all major industries, including federal tax authorities and certain state tax authorities. As of and during the period ended December 31, 2015, the Company did not have a liability for any unrecognized tax benefits. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total tax amounts of unrecognized tax benefits will significantly change in the next twelve months.

Receivables and Credit Policies - Commissions receivable are uncollateralized clearing broker obligations due under normal trade terms requiring payments with 30 days.

Commissions receivable, net of trading, are stated at the amount billed. Payments of commissions receivable are allocated to the specific transactions identified on the clearing broker statement or, if unspecified, are applied to the earliest unpaid amounts.

2. Summary of Significant Accounting Policies (Continued)

Management individually reviews all commissions receivable balances that exceed 30 days from the invoice date. Any amounts deemed not collectible are written off. Management estimates an allowance for the remaining commissions receivable based on historical collectability. In the opinion of management at December 31, 2015, all commissions were considered collectible and no allowance was necessary.

Property and equipment – The Company has office furniture and equipment which is carried at cost and depreciated using the straight-line method of depreciation over the estimated useful lives of the assets ranging from three to ten years. Depreciation expense for the year ended December 31, 2015 was $2,532.

Fair Value Measurements - FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

2. Summary of Significant Accounting Policies (Continued)

The following table summarizes the valuation of the Company's investments by the above fair value hierarchy levels as of December 31, 2015:

	Assets at Fair Value at December 31, 2015			
Common stocks	$ 140,145	$ -	$ -	$ 140,145
Equity mutual funds	94,236			94,236
	$ 234,381	$ -	$ -	$ 234,381

The Company did not hold any Level 3 investments during the year ended December 31, 2015. The Company did not hold any derivative instruments at any time during the year ended December 31, 2015. There were no significant transfers into or out of Level 1 or Level 2 during the period. It is the Company's policy to recognize transfers into and out of Level 1 and Level 2 at the end of the reporting period.

Use of estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Subsequent events - Management has evaluated the impact of all subsequent events through February 25, 2016, the date the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

3. Related Party Transactions

The Company utilizes a related company to provide administrative, accounting, and monthly compilation services at a rate of $1,800 per month. For the year ended December 31, 2015 these services amounted to $22,205.

The Company leases its main office from a related party for $1,825 per month on a month to month net operating lease that requires the payment of tax assessments and related items. Rent expense for the year ended December 31, 2014 was $44,740.

The Company has a fixed rate note receivable from a related entity at December 31, 2014 in the amount of $86,486. The note is repayable over a twenty year period with interest at 5.5%.

4. Employee Benefit Plan

The Company maintains a qualified non-contributory defined contribution plan covering substantially all its employees. Contributions are determined at the discretion of management. The Company did not contribute to the plan for the year ended December 31, 2015.

5. Concentrations of Credit Risk

The Company is engaged in brokerage activities in which counterparties primarily include other broker dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the financial product.

6. Computation for Determination of Reserve Requirements

The Company will operate in accordance with the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer transactions are cleared through Sterne, Agee & Leach, Inc. or Hilltop Securities, Inc.

7. Net Capital Requirements

Pursuant to the net capital provisions of the SEC, the Company is required to maintain net capital as defined under such provision. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2015 the Company had net capital of $207,691, which was $157,691 in excess of its required net capital of $50,000. The Company's net capital ratio was 1.37 to 1.

8. Legal Action

The company has been named in a legal action. Liability exposure is limited to the $25,000 insurance deductible. That amount has been deducted from 2015 operations and included in liabilities.